                                                            OMB APPROVAL
                                                       ------------------------
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 1994
                                                       Estimated average burden
                                                       hours per response..14.90



                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 9)*


                             Invacare Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)



                            Class B Common Shares
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 46 1203 10 1
- --------------------------------------------------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                     (Continued on the following page(s))

                               Page 1 of 6 Pages

       CUSIP NO. 46 1203 10 1                        13G          PAGE 2 OF 6 PAGES

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         A. Malachi Mixon III


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   /  /
         Not Applicable
                                                                       (b)   /  /
   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                             5   SOLE VOTING POWER
          NUMBER OF                                480,556 Class B Common Shares
            SHARES                                 158,925 Common Shares (Options)
         BENEFICIALLY                              65,177  Common Shares
           OWNED BY
        EACH REPORTING                       6   SHARED VOTING POWER
         PERSON WITH                               28,419  Class B Common Shares
                                                   8,371   Common Shares

                                             7   SOLE DISPOSITIVE POWER
                                                   480,556 Class B Common Shares
                                                   158,925 Common Shares (Options)
                                                   65,177  Common Shares

                                             8   SHARED DISPOSITIVE POWER
                                                   28,419  Class B Common Shares
                                                   8,371   Common Shares

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         508,975 Class B Common Shares
         158,925 Common Shares (Options)
         73,550  Common Shares

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [X]

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Class B Common Shares currently owned entitle the Reporting Person to exercise 11.45% of total voting power. If all Class B Common
         Shares of the Company were converted, the Reporting Person would own 5.05% of Common Shares.

  12   TYPE OF REPORTING PERSON*
         IN

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 6 Pages

                              INVACARE CORPORATION
                                Amendment No. 9
                                       to
                                  Schedule 13G
                              A. Malachi Mixon III


Item 1(a).  Name of Issuer:
- --------------------------
         Invacare Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
- -----------------------------------------------------------
         P.O. Box 4028
         899 Cleveland Street
         Elyria, Ohio  44036

Item 2(a).  Name of Person Filing:
- ---------------------------------
         A. Malachi Mixon III

Item 2(b).  Address of Principal Business Office, or, if none, residence:
- ------------------------------------------------------------------------
         A. Malachi Mixon III
         P.O. Box 4028
         899 Cleveland Street
         Elyria, Ohio  44036

Item 2(c).  Citizenship:
- -----------------------
         United States

Item 2(d).  Title of Class of Securities:
- ----------------------------------------
         Class B Common Shares, without par value

Item 2(e).  CUSIP Number:
- ------------------------
         461203 10 1

Item 3.  Statements Filed Pursuant to Rule 13d-1(b) or 13d-2(b):
- ---------------------------------------------------------------
         Not Applicable

Item 4.  Ownership:
- ------------------
         (a)     Amount Beneficially owned:
                 508,975 Class B Common Shares which carry 10 votes per share and are convertible at any time into Common Shares, 158,925 Common Shares which may be acquired upon the exercise of options, and 73,550 Common Shares;





                               Page 3 of 6 Pages

         (b)     Percent of Class:

                 Class B Common Shares, plus Common Shares and options, currently owned entitle the Reporting Person to exercise 11.45% of total voting power. If all Class B Common Shares of the Company were converted, the Reporting Person would own 5.05% of Common Shares.

         (c)     Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote -- 480,556 Class B Common Shares which carry 10 votes per share and are convertible at any time into Common Shares, 158,925 Common Shares which may be acquired upon the exercise of options, and 65,177 Common Shares;

               (ii) shared power to vote or to direct the vote -- 20,000 Class B Common Shares jointly owned with spouse, 1,800 Common Shares owned by spouse as Trustee for son under UTMA, 2,000 Class B Common Shares owned by spouse as Trustee for son under UTMA, 3,000 Common Shares owned by son, 643 Class B Common Shares owned by son, 3,571 Common Shares owned by Trustee for Stock Bonus Plan and 5,776 Class B Common Shares owned by Trustee for Stock Bonus Plan;

               (iii) sole power to dispose or to direct the disposition of -- 480,556 Class B Common Shares which carry 10 votes per share and are convertible at any time into Common Shares, 158,925 Common Shares which may be acquired upon the exercise of options, and 65,177 Common Shares; and

               (iv) shared power to dispose or to direct the disposition of -- 20,000 Class B Common Shares jointly owned with spouse, 1,800 Common Shares owned by spouse as Trustee for son under UTMA, 2,000 Class B Common Shares owned by spouse as Trustee for son under UTMA, 3,000 Common Shares owned by son, 643 Class B Common Shares owned by son, 3,571 Common Shares owned by Trustee for Stock Bonus Plan and 5,776 Class B Common Shares owned by Trustee for Stock Bonus Plan.

Item 5.  Ownership of Five Percent or Less of a Class:
- -----------------------------------------------------
         Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
- ------------------------------------------------------------------------
         Not Applicable





                               Page 4 of 6 Pages

Item 7.  Identification and Classification of the Subsidiary Which
- ------------------------------------------------------------------
            Acquired the Security Being Reported on By the Parent
            -----------------------------------------------------
            Holding Company:
            ---------------

         Not Applicable

Item 8.  Identification and Classification of Members of the Group:
- ------------------------------------------------------------------
         Not Applicable


Item 9.  Notice of Dissolution of Group:
- ----------------------------------------
         Not Applicable

Item 10.  Certification:
- -----------------------
         Not Applicable





                               Page 5 of 6 Pages

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1995                   /S/ A. Malachi Mixon III
                                           ____________________________
                                           A. Malachi Mixon III





                               Page 6 of 6 Pages